SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: October 2, 2008

List of materials

Documents attached hereto:

i) Press release announcing Sony Completes Acquisition of Bertelsmann’s 50% Stake in Sony BMG
ii) Press release announcing Acquisition of Shares in BMG Japan Inc. by Sony Music Entertainment Japan Inc.

Sony Completes Acquisition of Bertelsmann’s 50% Stake in Sony BMG
Music Company Becomes Wholly Owned Subsidiary of Sony Corporation of America

New York, October 1, 2008 - Sony Corporation today announced that it has completed the acquisition of Bertelsmann’s 50% stake in Sony BMG, which was originally announced on August 5, 2008.  The music company, to be called Sony Music Entertainment Inc. (SMEI), is now a wholly owned subsidiary of Sony Corporation of America.

SMEI is comprised of premier music labels such as:  Arista Records, Columbia Records, Epic Records, J Records, Jive Records, RCA Records, and Zomba.  Key recording artists include Celine Dion, Alicia Keys, Yo-Yo Ma, Bruce Springsteen, Justin Timberlake, Usher and Jay Chou.

About Sony Corporation

Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets. With its music, pictures, computer entertainment and on-line businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.  Sony recorded consolidated annual sales of approximately $88.7 billion for the fiscal year ended March 31, 2008.  Sony Global Web Site: http://www.sony.net/

2008.10.2

Acquisition of Shares in BMG Japan Inc. by Sony Music Entertainment Japan Inc.

Sony Music Entertainment Japan Inc. (“SMEJ”) today announced that it has agreed to acquire outstanding shares in BMG Japan Inc. (“BMGJ”)  These shares were previously held by the Sony BMG MUSIC ENTERTAINMENT group (“SONY BMG”) which has become a wholly owned subsidiary of Sony Corporation (“Sony”) following Sony’s purchase of Bertelsmann AG’s stake in SONY BMG.

BMGJ has contractual relationships with many major Japanese and international artists, including Kazumasa Oda, Shikao Suga, SEAMO, MISIA, Takako Matsu, The Cromagnons
and sukimaswitch, and Avril Lavigne, Britney Spears, Backstreet Boys, Leona Lowis and Usher, and also possesses an outstanding staff of entertainment industry specialists.  SMEJ has a well-established infrastructure and wide-ranging resources that support its entertainment business operations.

Going forward, SMEJ will align and optimize SMEJ and BMGJ’s operations to enhance efficiency and establish a structure that maximizes both companies’ wide array of music assets with the aim of remaining competitive in the market and contributing to further Japanese music industry growth.